UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

For Immediate Release: NR 07-07 March 15, 2007

EXETER DRILLS FURTHER BONANZA GRADE MINERALIZATION AT CERRO MORO, ARGENTINA

Vancouver, BC, March 15, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (the “Company” or “Exeter”) reports that recent drilling on the Escondida, Carla and Patricia veins on the Company’s Cerro Moro epithermal gold-silver property in Santa Cruz Province, Argentina has continued to intersect high grade mineralization.

Seventeen diamond drill holes were drilled for a total of 1,081 metres on five veins. Significant results from the drilling program, in grams per tonne (“g/t”), include:

Escondida Vein

•	10.4 metres at a grade of 11.6 g/t gold and 777 g/t silver, for a gold equivalent grade* of 22.7 g/t from a down hole depth of 30.0 metres in hole MD064.

(34.1 feet at a grade of 0.34 oz./ton gold and 22.5 oz./ton silver from 98.4 ft)

•	2.67 metres at a grade of 27.3 g/t gold and 245 g/t silver, for a gold equivalent grade* of 30.8 g/t from a down hole depth of 38.53 metres in hole MD061.

(8.8 feet at a grade of 0.79 oz./ton gold and 7.1 oz./ton silver from 126.41 ft)

Carla Vein

•

15.59 metres at a grade of 6.6 g/t gold and 198 g/t silver, for a gold equivalent grade* of 9.5 g/t from a down hole depth of 20.16 metres, including 3.85 metres at a grade of 22.3 g/t gold and 678 g/t silver for a gold equivalent grade* of 32.0 g/t from a down hole depth of 31.30 metres, in hole MD066.

(51.1 feet at a grade of 0.19 oz./ton gold and 5.7 oz./ton silver from 66.14 ft)

High grades are observed to be associated with brecciated quartz vein material within a gold-silver rich polymetallic silica-sulphide matrix. The use of diamond drilling in this program has assisted in characterizing the mineralization and in confirming the high grades intersected in previously completed reverse circulation percussion drill holes (see the Company’s news release dated August 1, 2006 available on the Company’s website or at www.sedar.com).

Executive Chairman, Yale Simpson, commented: “Cerro Moro is emerging as the most exciting opportunity arising from our three strategic agreements with major companies. Our mission is to grow Exeter’s gold resources month by month, and to that end we plan to continue our Cerro Moro drilling program through 2007. Given Cerro Moro’s high grades, it is demonstrating potential to host a significant gold deposit.”

Cerro Moro Drilling Results:

Escondida Vein - 4 holes totaling 207metres
Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent* (g/t)
MD061	32.49	34.00	1.51	3.4	142	5.5
Including	32.49	32.67	0.18	23.2	822	34.9
	38.53	41.20	2.67	27.3	245	30.8
Including	39.26	40.69	1.43	50.1	436	56.3
MD063	25.47	27.87	2.40	2.5	99	3.9
MD064	30.00	40.40	10.40	11.6	777	22.7
Including	36.00	38.60	2.60	45.0	3,057	88.6
Including	37.55	38.60	1.05	105.8	7,142	207.8
MD065	41.48	42.5	1.46	1.5	54	2.2

Carla Vein - 4 holes totaling 323 metres
Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent* (g/t)
MD066	20.16	35.75	15.59	6.6	198	9.5
Including	27.53	27.90	0.37	40.1	1,040	55.8
And	31.30	35.15	3.85	22.3	678	32.0
MD072	28.53	30.15	1.62	3.4	1	3.5

Deborah Vein - 1 hole totaling 92 metres
Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent* (g/t)
MD063	80.13	88.00	7.87	1.0	23	1.3
Including	82.10	84.13	2.03	1.5	60	2.4

Esperanza Vein - 3 holes totaling 159 metres
Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent* (g/t) *
MD076	42.58	45.60	3.02	5.6	664	15.1
MD077	33.23	34.89	1.66	1.1	123	2.8

Patricia Vein - 5 holes totaling 301 metres
Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent* (g/t)
MD067	49.64	51.10	1.46	0.4	934	13.7
Including	50.03	50.60	0.57	0.0	2,290	32.7
MD069	49.40	49.89	0.49	1.3	162	3.6
MD071	25.00	26.29	1.29	2.1	10	2.2

Note: *Gold equivalent grade for silver in the above highlights and tables is calculated by dividing the silver assay by 60.

Vein and drill hole locations can be viewed on the Company’s website at www.exeterresource.com or by clicking here [http://www.exeterresource.com/images/gallery/plans/plan_26.pdf]

At Escondida, MD061 is located 50 metres to the east of MD064.

At Carla, MD066 is located 50 metres to the northwest of the previously reported (on August 1, 2006) high grade drill hole CMRC 45 (10 metres at a grade of 15.41 g/t gold and 790 g/t silver from a down hole depth of 46 metres). MD073 and MD074 are “step back holes” drilled from the southwest toward the northeast to test the previously intersected mineralization at depth. Both holes failed to intersect the mineralized breccia structure (which is not exposed at surface) and it is now believed that the structure dips to the northeast requiring re-drilling from northeast to southwest. Additional holes will also be drilled to more effectively test depth continuity.

The current drilling program utilizes a 650 Universal Drill, which arrived on site late in February. This versatile rig is capable of both reverse circulation and diamond drilling. The current drilling program has three primary objectives:

1.

To define the geometry of recently discovered high grade mineralization at Carla and Escondida veins, and test for additional high grade shoots along the prospective six kilometre long Nini-Carla structural trend.

2.	Expand the known mineralization through step out and deeper drilling.
3.	Test targets within prospective structures defined by detailed ground magnetics.

High resolution magnetic imagery produced from the detailed ground magnetic survey has identified the structures which host known mineralized veins such as Deborah and Esperanza. A number of additional structures, with good potential for mineralization, will require geochemical sampling ahead of drill testing.

Quality Control and Assurance

The gold and silver assay results presented above are preliminary and have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) and ICP-MS used for silver at the ACME laboratory in Santiago, both ISO-9001:2000 certified laboratories. Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Glen Van Kerkvoort, Exeter’s Chief Geologist, and a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, has supervised the preparation of the technical information contained in this news release.

Appointment of Vice President – Corporate Communications

Mr. Bryce Roxburgh is pleased to announce the appointment of Mr. Rob Grey to the position of Vice President – Corporate Communications. In this newly created position, Mr. Grey will report to the President and the Executive Chairman. Mr. Grey has worked for the Company for nearly two and a half years, principally managing investor relations at a retail level. The new position expands that role to include communications with institutional investors and media groups.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

In Mendoza Province, Argentina, the La Cabeza Project is advancing rapidly to a decision on mine development options. A multi-rig drilling program was completed in December and core logging, sampling and assaying is nearing completion. A new, independent resource calculation is scheduled for release in May, ahead of a scoping study to establish the parameters of further feasibility and environmental studies. News releases over the coming weeks will update drilling results as they become available.

On December 20, 2006 Exeter reported that the Mendoza Governor had vetoed proposed legislation which would have suspended granting new exploration and mining licenses in Mendoza until approval of a new environmental plan. A Senate committee was reportedly established to consider environmental legislation proposed by the Governor. Exeter understands that this Committee currently has no planned date to consider the matter.  Exeter continues to monitor the situation and knows of no further developments on relevant environmental matters.

In the prospective Patagonia region of Argentina, the Cerro Moro epithermal gold property is one of 12 gold and silver properties that are the subject of a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Drilling is expected to continue through 2007.

In the Maricunga district of Chile, the Caspiche project is the principal property of a strategic agreement with Anglo American. Exeter recently announced results from a six drill hole program at Caspiche and will commence further drilling shortly.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact:
Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592 Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592	exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate, scoping study and future development of the La Cabeza Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 15, 2007
By: /s/ Cecil Bond Cecil Bond, Chief Financial Officer